Exhibit 5.1

Tel-Aviv, April 19, 2024
Our file: 206073/0

SuperCom Ltd.
3 Rothschild Street
Tel Aviv 6688106
Israel

Re: Registration Statement on Form F-3 (File No. 333-261442)

Ladies and Gentlemen:

We have acted as Israeli counsel to SuperCom Ltd., a corporation formed under the laws of Israel (the “Company”), in connection with the offering by the Company of 2,873,885 of its ordinary shares (the “Shares”), par value NIS 2.5 per share (the “ordinary shares”), and pre-funded warrants (the “Warrants”) to purchase 5,242,270 ordinary shares (the “Warrant Shares”) pursuant to the Registration Statement on Form F-3 (File No. 333-261442) (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”), filed with the SEC on December 1, 2021, the prospectus dated December 1, 2021 contained in the Registration Statement (the “Base Prospectus”); the prospectus supplement dated February 25, 2022 filed with the SEC pursuant to Rule 424(b) of the Rules and Regulations of the Act (the “Prospectus Supplement No. 1”); the prospectus supplement dated March 30, 2023 filed with the SEC pursuant to Rule 424(b) of the Rules and Regulations of the Act (the “Prospectus Supplement No. 2”); and the prospectus supplement dated April 18, 2024 filed with the SEC pursuant to Rule 424(b) of the Rules and Regulations of the Act (the “Prospectus Supplement No. 3” and, collectively with the Base Prospectus, the Prospectus Supplement No. 1 and the Prospectus Supplement No. 2, the “Prospectus”). The Shares and Warrants were issued pursuant to a Securities Purchase Agreement dated April 18, 2024 by and among the Company and the purchaser named therein (the “Purchase Agreement”). The Shares, the Warrants and the Warrant Shares are to be sold by the Company as described in the Registration Statement and the Prospectus Supplement No. 3.

In connection with this opinion, we have examined and relied upon the Registration Statement, the Prospectus, the form of Warrants and the Purchase Agreement. We have also examined originals or copies, certified or otherwise identified to our satisfaction, of the Company’s Memorandum of Association and Articles of Association, and such corporate records of the Company and other certificates and documents of officials of the Company, public officials and others as we have deemed appropriate for purposes of this letter. We have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to authentic original documents of all copies submitted to us as conformed and certified or reproduced copies.

Based upon the foregoing and subject to the assumptions, exceptions, qualifications and limitations set forth hereinafter, we are of the opinion that (i) the Shares have been duly authorized for issuance and, when issued and paid for in accordance with the terms and conditions of the Registration Statement and Prospectus, will be validly issued, fully paid and nonassessable, and (ii) the Warrant Shares, when issued and paid for upon exercise of the Warrants in accordance with the terms therein, the Registration Statement and the Prospectus, will be validly issued, fully paid and nonassessable.

In rendering the foregoing opinion, we have assumed that: (i) the Company will issue and deliver the Shares, the Warrants and the Warrant Shares in the manner contemplated by the Registration Statement and the Prospectus; and (ii) the Shares, the Warrants and the Warrant Shares will be issued in compliance with applicable federal and state securities laws.

 The opinions we express above are based upon a review only of those laws, statutes, rules, ordinances and regulations which, in our experience, a lawyer who is a member of the bar of the State of Israel exercising customary professional diligence would reasonably recognize as being applicable to the foregoing transactions. While certain members of this firm are admitted to practice in certain jurisdictions other than the State of Israel, in rendering the foregoing opinions we have not examined the laws and we do not express any opinion herein concerning any laws other than the internal laws of the State of Israel or consulted with members of this firm who are admitted in any other jurisdictions other than the State of Israel with respect to the laws of any other jurisdiction. Accordingly, the opinions we express herein are limited to matters involving the internal laws of the State of Israel.

In addition, the foregoing opinions are subject to (a) the effect of any bankruptcy, insolvency, reorganization, moratorium, arrangement or similar laws affecting the rights and remedies of creditors’ generally, including without limitation the effect of statutory or other laws regarding fraudulent transfers or preferential transfers, and (b) general principles of equity, including without limitation concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance, injunctive relief or other equitable remedies regardless of whether enforceability is considered in a proceeding in equity or at law.

We hereby consent to the filing of this opinion with the SEC as an exhibit to the Current Report on Form 6-K to be filed by the Company in connection with the issuance and sale of the Shares in accordance with the requirements of Item 601(b)(5) of Regulation S−K under the Act and to the reference to our firm therein and in the Prospectus under the caption “Legal Matters.” In giving such consent, we do not thereby admit that this firm is within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission under such Section.

Very truly yours,

S. FRIEDMAN & CO.
Advocates

Doron Schweppe
Sarit Molcho*
Itamar Anaby
Lily Doron
Amir Cohen-Dor
Michael Safran
Tal Enat-Ben Arieh
Hadar Tal
Ifat Minzer-Koll
Gil Hagay
Gavriel Disegni
Nira Cory
Yaniv Kleinblatt
Arnon Mainfeld*
Aviva Zigmond
Merav Gilboa
Maoz Roth
Oded Rehan
Keren Fischer Gutterman
Yoad Perets
Tomer Altman
Noam Rosenberg
Efrat Shuster
Einat Wiener
Mor Yogev
Maya Shlomi
Amit Yinon
Roiy Cohen
Assaf Irony
Sivan Levy
Liron Koren
Helena Maydmann
Roi Harel
Yahalom Berkovich
Anat Gamliel Dadon
Nitzan Nishlis
Yonatan Fridman
Oren Sharon
Eliad Sholomovich
Moran Zochovizky
Shiran Mizrahi Vilbach
Guy Sasportas
Na'ama Glickman
Roman Cherni
Yael Ratzaby
Hadar Mauda
Shir Aptik
Guy Leichter
Hadas Lankry Alin
Hadar Ben-Zion
Ron Peri
Shelly Avizur
Tali Rod
Amit Timor
Tal Meir Eyal`
Orel Asulin Hike
Meital Bershadsky
Mai Zuzel
Matan Leonov
Illana Levy
Jenya Maybach (Donskoy)
Marian Far
Nofar Berdichevsky
Dor Kalo
Dafna Shitenberg
Lital Pasternak
Natan Mordechai
Anna Eliashkevich
Ortal Noyman
Gal Ben Ari
Harel Tadmor
Noy Atias
Gal Katz
Tzur Barabi
Yonatan Gal
Yuval Dotan
Elinor Palma
Shaul Shaulov
Coral Shekel

* Also a member of the
   New York Bar